UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

_______________________

EASTERLY GOVERNMENT PROPERTIES, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

27616P103

(CUSIP Number)

Michael P. Ibe

Easterly Government Properties, Inc.

2001 K Street NW, Suite 775

Washington, D.C. 20006

Telephone: (202) 595-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2023

(Date of Event which Requires Filing of this Statement)

_______________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27616P103 Schedule 13D Page 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael P. Ibe
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) 
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 
6.	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,503,032(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,503,032 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,503,032 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13.	Percent of Class Represented by Amount in Row (11) 6.4% (2)
14.	Type of Reporting Person (See Instructions) IN

(1) Consists of shares of common stock, par value $0.01 per share (“Common Stock”), of Easterly Government Properties, Inc. (the “Company”) and LTIP Units (“LTIP Units”) of Easterly Government Properties LP (the “Partnership”), of which the Company is the sole general partner, beneficially owned by the Reporting Person and held by the Reporting Person, Western Devcon, Inc. (“Western Devcon”) and West OP Holdings, LLC (“West OP Holdings”). Western Devcon and West OP Holdings are each wholly owned by the Reporting Person and the Reporting Person has sole voting and dispositive power with respect to securities held by the Reporting Person, Western Devcon and West OP Holdings. Western Devcon holds 70,813 shares of Common Stock and West OP Holdings holds 5,701,506 shares of Common Stock. The Reporting Person directly holds (i) 21,029 shares of Common Stock and (ii) 709,684 LTIP Units in the Partnership issued under the Company’s long term equity incentive plan that are currently convertible into common units of limited partnership interest in the Partnership (“Common Units”) as a result of having satisfied vesting and certain other conditions (or will be convertible into Common Units within 60 days of November 1, 2023). Common Units may be redeemed for cash or, at the option of the Company, exchanged for shares of Common Stock on a one-to-one basis. Does not include unvested LTIP Units that will not vest, or will not otherwise be eligible for conversion into Common Units, within 60 days of November 1, 2023.

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(2) The percentage of class was calculated based on (i) 95,200,928 shares of Common Stock, outstanding as of October 24, 2023, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on October 31, 2023, (ii) the aggregate of 5,772,319 shares of Common Stock issued upon the conversion of Common Units by Western Devcon and West OP Holdings on November 1, 2023 and (iii) the 709,684 LTIP Units that are currently convertible into Common Units as a result of having satisfied vesting and certain other conditions (or will be convertible into Common Units within 60 days of November 1, 2023).

CUSIP No. 27616P103 Schedule 13D Page 4

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Easterly Government Properties, Inc. a Maryland corporation (the “Company”). The address of the Company’s principal executive office is 2001 K Street NW, Suite 775 North, Washington, D.C. 20006.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2(a) – (c). This statement is being filed by Michael P. Ibe. (the “Reporting Person”). The business address of the Reporting Person is 2001 K Street NW, Suite 775 North, Washington, D.C. 20006. The Reporting Person’s principal occupation is Executive Vice President, Development and Acquisitions of the Company and Vice Chairman of the Board of Directors of the Company (the “Board”). The address for Western Devcon, Inc. (“Western Devcon”) and West OP Holdings, LLC (“West OP Holdings”) is 4655 Executive Drive, Suite 830, San Diego, CA 92121.

Item 2(d) – (e). During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2(f). The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4, Item 5 and Item 6 is hereby incorporated by reference into this Item 3 in its entirety.

The Reporting Person obtained the securities listed herein primarily upon conversion of common units of limited partnership interest (“Common Units”) of Easterly Government Properties LP (the “Partnership”) into shares of Common Stock by Western Devcon and West OP Holdings, each of which are wholly owned by the Reporting Person. Common Units may be redeemed for cash or, at the option of the Company, exchanged for shares of Common Stock on a one-to-one basis. On November 1, 2023, Western Devcon converted 70,813 Common Units into shares of Common Stock and West OP Holdings converted 5,701,506 Common Units into shares of Common Stock.

The Common Units converted by Western Devcon and West OP Holdings on November 1, 2023, were originally obtained by the Reporting Person in connection with the Company’s initial public offering, with (i) all of the 70,813 Common Units held by Western Devcon and (ii) 5,689,006 of the 5,701,506 Common Units held by West OP Holdings having been received by Western Devcon and West OP Holdings, respectively, in connection with the formation transactions entered into as part of the Company’s initial public offering pursuant to a contribution agreement under which Western Devcon and West OP Holdings contributed a portfolio of 14 properties to the Partnership in exchange for Common Units in February 2015. The remaining 12,500 Common Units held by West OP Holdings were obtained in a separate contribution of a single property in October 2015.

Subsequent to the Company’s initial public offering, the Reporting Person also received an aggregate of 709,684 LTIP Units in the Partnership (“LTIP Units”) that were issued under the Company’s long term equity incentive plan as compensation for service as an Executive Vice President of the Company that are currently convertible into Common Units as a result of having satisfied vesting and certain other conditions (or will be convertible into Common Units within 60 days of November 1, 2023). These LTIP Units are held directly by the Reporting Person and are included in the securities reported in this statement on Schedule 13D. LTIP Units that will not vest, or are not otherwise eligible for conversion into Common Units, within 60 days of November 1, 2023, are not included in this Schedule 13D.

This statement on Schedule 13D also includes an aggregate of 21,209 shares of Common Stock held directly by the Reporting Person, consisting of (i) 10,000 shares of Common Stock acquired by the Reporting Person in open market purchases on August 25, 2015, at a weighted average purchase price of $15.53 per share, with the source of

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for the purchase price being the Reporting Person’s private funds and (ii) 11,209 shares of Common Stock that were issued under the Company’s long term equity incentive plan as compensation for service as an Executive Vice President of the Company.

ITEM 4. PURPOSE OF TRANSACTION.

The information set forth in Item 3, Item 5 and Item 6 is hereby incorporated by reference into this Item 4 in its entirety.

The Reporting Person acquired and holds the securities of the Company for investment purposes, and may acquire additional shares of Common Stock or LTIP Units through compensatory grants by the Company or the Partnership. The Reporting Person intends to review his investment in the Company from time to time and, depending on market conditions and other factors that the Reporting Person may deem material, the Reporting Person may acquire or dispose of Common Stock in open market or private transactions, sell all or any portion of Common Stock the Reporting Person has or subsequently acquires in open market or private transactions, or take other steps to increase or decrease his investment in the Company.

The Reporting Person serves as an Executive Vice President of the Company and is Vice Chairman of the Board, and, in such capacity, may discuss or make plans or proposals to the Company’s management or other members of the Board and may have influence over the corporate activities of the Company, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) – (b). The Reporting Person is deemed to beneficially own, and has sole power to vote and dispose of, an aggregate of 6,503,032 shares of Common Stock, consisting of (i) 70,813 shares of Common Stock held by Western Devcon, (ii) 5,701,506 shares of Common Stock held by West OP Holdings, (iii) 21,029 shares of Common Stock held directly by the Reporting Person and (iv) 709,684 LTIP Units that were issued under the Company’s long term equity incentive plan and that are currently convertible into Common Units as a result of having satisfied vesting and certain other conditions (or will be convertible into Common Units within 60 days of November 1, 2023). Common Units may be redeemed for cash or, at the option of the Company, exchanged for shares of Common Stock on a one-to-one basis.

The shares of Common Stock deemed to be beneficially owned by the Reporting Person as of November 1, 2023, represented approximately 6.4% of the Company’s Common Stock, calculated based on (i) 95,200,928 shares of Common Stock, outstanding as of October 24, 2023, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on October 31, 2023, (ii) the aggregate of 5,772,319 shares of Common Stock issued upon the conversion of Common Units by Western Devcon and West OP Holdings on November 1, 2023 and (iii) the 709,684 LTIP Units that are currently convertible into Common Units as a result of having satisfied vesting and certain other conditions (or will be convertible into Common Units within 60 days of November 1, 2023).

Item 5(c). The information set forth in Item 3 of this Schedule 13D is incorporated by reference into this Item 5(c).

Item 5(d). No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities described herein.

Item 5(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 3, Item 4 and Item 5 is hereby incorporated by reference into this Item 6 in its entirety.

CUSIP No. 27616P103 Schedule 13D Page 6

The Reporting Person has pledged 5,000,000 shares of Common Stock as collateral to secure a line of credit as permitted under the terms of a contractual right to pledge entered into by the Company and the Reporting Person in connection with the contribution of certain properties by the Reporting Person as part of the formation transactions at the time of the Company’s initial public offering. The Reporting Person may not increase the number of securities pledged or modify the terms of the pledge without consent.

In connection with the Company’s initial public offering, the Company also entered into a registration rights agreement with certain holders, including the Reporting Person, pursuant to which the Reporting Person has certain registration rights relating to the resale or primary issuance of the shares of Common Stock underlying the Common Units received by the Reporting Person as a result of the formation transactions and facilitate the offering and sale of such shares of Common Stock.

Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Exhibit Name

99.1

Contribution Agreement by and among Easterly Government Properties, Inc., Easterly Government Properties LP and Michael P. Ibe, Courthouse Management, Inc. and Western Devcon, Inc., dated January 26, 2015 (previously filed as Exhibit 10.8 to Amendment No. 2 to the Company’s Registration Statement on Form S-11 on January 30, 2015 and incorporated herein by reference)

99.2

Registration Rights Agreement among Easterly Government Properties, Inc. and the persons named therein, dated January 26, 2015 (previously filed as Exhibit 10.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-11 on January 30, 2015 and incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2023

Michael P. Ibe /s/ Michael P. Ibe